September 3, 2019

Adrian McKenzie
Chief Executive Officer
DNA Brands Inc.
6245 N. Federal Highway, Suite 504
Fort Lauderdale, FL 33308

       Re: DNA Brands Inc.
           Offering Circular on Form 1-A
           Filed on August 7, 2019
           File no. 024-11053

Dear Mr. McKenzie:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed on August 7, 2019

Cover Page

1. We note your statement that you are an emerging growth company as defined under the
      JOBS Act. Please provide us with your analysis as to how you qualify as such. In this regard, we note that your initial public offering of common equity occurred prior to
      December 8, 2011.
Business Overview, page 3

2. Please revise to explain what is meant by "friendly financing," and disclose its material terms, either here or in another section of your offering circular. File the financing agreement as an exhibit to your offering circular.
3. Please disclose whether or not the company has any vehicles at this time. Adrian McKenzie
FirstName LastNameAdrian McKenzie
DNA Brands Inc.
Comapany 3, 2019
September NameDNA Brands Inc.
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FirstName LastName
The requirements of being a public company may strain our resources..., page 35

4. Since you will not be a public company subject to the reporting requirements of the
         Securities Exchange Act of 1934 upon completion of this exempt offering, please remove this risk factor. Also remove your statement that you will be subject these reporting requirements under "Where You Can Find More Information" on page 75. Financial Statement Presentation, page 39

5. Your statement that the balance sheet as of December 31, 2018 has been derived from audited financial statements at that date appears to differ from the balance sheet itself at page F-5 which states that it is "unaudited." Please advise or revise. Liquidity, Capital Resources and Plan of Operations, page 42

6. Please identify the debt that is currently outstanding. Also identify and quantify any debt that is currently in default. Provide a discussion of how you intend to meet your current cash needs, including debt obligations, when you do not plan to use any potential proceeds from the offering to meet these obligations. File your material debt agreements as exhibits.
Fleet Management Business, page 51

7. Please revise, if true, to indicate that at this stage in the company's development, maintaining a fleet of standard passenger vehicles is aspirational in nature.
Security Ownership of Management & Certain Securityholders, page 59

8. Disclose that Andrian McKenzie-Patasar, by virtue of his ownership of 355,000 shares of
         Series F preferred stock, has over 26.6 billion votes and, therefore, control over all matters submitted to shareholders.
Common stock, page 60

9. Please disclose the number of authorized shares of common stock. Indebtedness, page 60

10. Please clarify if the disclosure in this section represents your currently outstanding debt.
         You preface your disclosure with the statement that this is outstanding indebtedness as of
         December 31, 2017. In addition, some of the notes have due dates of March 31, 2018 and
         March 31, 2019.
Preferred Stock, page 60

11. Please revise the table and disclosure in this subsection to be consistent with your amended articles of incorporation and other disclosure. In this regard, it appears that you
 Adrian McKenzie
FirstName LastNameAdrian McKenzie
DNA Brands Inc.
Comapany 3, 2019
September NameDNA Brands Inc.
Page 3
September 3, 2019 Page 3
FirstName LastName
         no longer have a designated series of preferred stock that is Series A convertible preferred stock or Series D preferred stock; you have 400,000 authorized shares of Series C preferred stock (rather than 600,000) and 400,000 Series C preferred shares issued (rather than 400); and the calculation of the amount of authorized and undesignated preferred stock appears to be incorrect. Revise your disclosure as appropriate. Financial Statements , page F-5

12.      Please present the balance sheet as of December 31, 2017.
13. Please present the statement of changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent balance sheet. Refer to Form 1-A Part F/S
         (b)(4).
Statement of Cash Flow , page F-7

14. Please present the beginning and ending cash balances for the years ended December 31,
         2018 and 2017, respectively and reconcile the ending cash balances to the corresponding balance sheet amounts.
General

15. Please consistently refer to the number of shares you are offering. For example, in Part I,
         Item 4 of Form 1-A, you disclose that the number of securities offered is 2500000. You also state in section 1(d) of the subscription agreement filed as
Exhibit 4.1 that the
         aggregate number of securities sold for the Company shall not exceed 250,000,000 shares.




        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Adrian McKenzie
DNA Brands Inc.
September 3, 2019
Page 4

        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, at if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, at with any other questions.



                                                           Sincerely,
FirstName LastNameAdrian McKenzie
                                                           Division of
Corporation Finance
Comapany NameDNA Brands Inc.
                                                           Office of
Telecommunications
September 3, 2019 Page 4
cc:       John Lux
FirstName LastName